EXHIBIT 99.8

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

SECOND QUARTER ENDED JUNE 30, 2011

As at August 10, 2011

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc. and its subsidiaries’ (“Fortuna” or the “Company”) performance and such factors that may affect its future performance. For a comprehensive understanding of Fortuna’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for three and six month periods ended June 30, 2011 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with IAS 34, Interim Financial Reporting with the International Financial Reporting Standards (“IFRS”) IFRS framework. In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2010, the related MD&A, and Fortuna’s Annual Information Form (available on SEDAR at www.sedar.com). This MD&A refers to various non-GAAP measures, such as cash cost per tonne of processed ore, cash cost per ounce of payable silver, adjusted net income (loss), cash generated by operating activities before changes in working capital, used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use these non-GAAP measures to evaluate the Company’s performance. Non-GAAP measures do not have standardized meaning. Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Information”.

Business of the Company

Fortuna Silver Mines Inc. (the “Company”) is a mining company focused on producing silver and base metals and developing silver projects in Latin America. The Company’s principal assets are the Caylloma Polymetallic Mine in southern Peru and the San Jose Silver-Gold Project in southern Mexico.

Recent Developments and 2011 Highlights

First-Time Adoption of International Financial Reporting Standards (“IFRS”)

Note 19 to the condensed interim consolidated financial statements, along with further discussions below, provides more detail on our key Canadian GAAP to IFRS differences; our accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards, optional exemptions for significant or potentially significant areas that have had an impact on our financial statements on transition to IFRS or may have an impact in future periods.

Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

Management’s Discussion and Analysis Page - 1

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Financial Results

During the second quarter of 2011, the Company generated a net income of $6.20 million (2010: $6.72 million) on operating income of $10.67 million (2010: $9.63 million) and sales of $24.27 million (2010: $14.42 million).

Silver ounces produced during the second quarter ended June 30, 2011 were 474,979 (2010: 470,310) ounces, 1% above the same period in the prior year.

Silver comprised 63% (2010: 48%) of revenue and the realized silver price was $36.87 (2010: $17.36) per ounce.  Cash cost per ounce, net of by-product credits, was negative $4.42 (2010: negative $3.83). See the Page 11 for reconciliation of cash cost to the cost of sales.

Cash generated by operating activities before changes in working capital, income taxes, and interest income (a non-GAAP measure) for the second quarter ended June 30, 2011 totalled $12.22 million, up from $6.97 million in 2010.

Property Option Agreement (refer Sedar.com for release dated May 30, 2011)

In May 2011, the Company entered into an agreement to acquire a 100% interest in the Mario Property, located in the Department of Junin in central Peru.  Under the terms of the agreement, the Company is granted the exclusive right and option to purchase an undivided 100% interest in the Mario Property subject to the following payments:

1.	$0.50 million on signing of agreement;
2.	$0.50 million on or before six months from the signing of the agreement;
3.	$0.50 million on or before 12 months from the signing of the agreement; and,
4.	$2.50 million on or before 24 months from the signing of the agreement.

The purchase of the property by the Company is subject to a 1% net smelter return (“NSR”) royalty on production from the property payable to Crocodile Gold (“Crocodile”).  The Company shall have the right to purchase the NSR royalty from Crocodile at any time during the five year period following the final option payment for the sum of US$3.00 million.  The property is also subject to a 2% NSR royalty on production payable to Teck Cominco and a 0.5% NSR royalty on production payable to Socrate Capital Inc., with each royalty in turn subject to certain buy-back provisions.

As at June 30, 2011, no amounts have been paid under the agreement.

Subsequent to June 30, 2011, the Company entered  into an option agreement, effective July 20, 2011,  to acquire 100% interest in the Don Mario property, with Consorcio Empresarial Agmin S.A.C.(“AGMIN”). Under the terms of the mining assignment and option to purchase mineral rights agreement (“agreement”), the Company is required to make the following payments:
1.	$0.20 million on signing the agreement;
2.	$0.30 million after 12 months from signing the agreement;
3.	$0.50 million after 24 months from signing the agreement; and,
4.	$2.00 million after 36 months from signing the agreement.
Under the terms of the agreement, once the option is exercised and a NI 43-101 is prepared and published, if the pre-feasibility study indicates that the property contains more than five million silver equivalent ounces, the

Management’s Discussion and Analysis Page - 2

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Company would further pay AGMIN, one dollar for each additional resource and reserves indicated in the pre-feasibility report. The Company has the option to buy-out the additional pay-out for a further $3.0 million, subject to certain conditions.  The Company has paid $0.20 million on signing the agreement.

Corporate Highlights

On April 19, 2011, the Company announced changes to the Board of Directors with the appointment of Thomas Kelly and the resignation of Jeffrey Franzen.

On May 26, 2011, Jorge Ganoza Aicardi, resigned as Vice-President, Operations.  Effective August 1st, 2011 Manuel Ruiz-Conejo, previously Vice-President Project Development, was appointed to the position.

San Jose Mine Construction

At the San Jose project, construction activities are on-time and budget.  The Company plans to declare the start of commercial operations on September 1st 2011.  Commissioning of the processing plant began in mid July, 15 days ahead of schedule.  The 8MW power substation, tailings dam and crushing circuit have already been commissioned.

To the end of June 30, 2011, $44.10 million had been invested in construction.

San Jose Updated Mine Plan (refer to Sedar.com for release dated June 1, 2011)

Based on the mineral reserves reported in the release dated April 12, 2011, an updated optimized mine plan for San Jose, in Mexico is highlighted below:

•	3.8 million tonnes of probable reserves with 24.5 million ounces of contained silver and 191,600 ounces of contained gold at average grades of 202 g/t Ag and 1.58 g/t Au.

•	Start-up production rate of 1,000 tpd compared to 750 tpd as stated in the pre-feasibility study (“PFS”) news release published in April of 2010.

•	Ramp-up to design capacity of 1,500 tpd by the fourth quarter of 2013 compared to the beginning of 2016 as stated in the PFS news release published in April of 2010.

•	Total metal production from 2011 to 2019 of 21.6 million ounces of silver and 172,815 ounces of gold.

•	Life of mine average cash cost per silver ounce net of by-product credits of US$2.84 or US$7.84 per silver equivalent ounce.

•
3.1 million tonnes of inferred resources with 22 million ounces of contained silver and 178,000 ounces of contained gold at average grades of 222 g/t Ag and 1.80 g/t Au, not included in the reserves or the economic model.  Management expects to upgrade and convert these inferred resources to reserves as it is typical for an operating mine.

Management’s Discussion and Analysis Page - 3

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Quarterly Information

The following table provides information for the eight fiscal quarters ended June 30, 2011:

	Quarters ended
Expressed in $000's, except per share data*/**	30-Jun-11	31-Mar-11	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10	31-Dec-09	30-Sep-09
Sales	24,267	21,673	23,589	17,882	14,421	17,376	16,356	13,230
Operating income	10,665	8,077	7,956	688	9,629	9,038	5,563	4,388
Income before taxes	10,754	8,190	8,033	780	9,666	9,034	3,189	750
Income (loss)	6,197	4,782	4,333	(773)	6,719	5,724	1,037	(556)
Earnings (loss) per share, basic	0.05	0.04	0.04	(0.01)	0.06	0.06	0.01	(0.01)

Total assets	253,028	242,548	233,870	180,376	175,445	169,565	139,738	131,372

Leases and long term liabilities	2,988	3,384	3,166	2,653	1,384	1,306	1,454	1,524

*	Figures for 2011 and 2010 expressed under IFRS
**	Figures for 2009 expressed under Canadian GAAP

In Q2 2011, the Company achieved record sales of $24.27 million attributable mainly to a strong silver price environment.  Sales in Q2 2011 increased by 12% to $24.27 million from $21.67 million in Q1 2011 mainly as a result of a 23% increase in realized silver prices and an 8% increase in metal silver sold.  Operating income in Q2 2011 increased by 32% compared to Q1 2011 primarily as a result of higher sales and the gain on commodity contracts of $1.44 million (Q1 2011 loss of $1.01 million) partially offset by higher selling, general and administrative expenses in Q2 2011 of $5.33 million compared to $3.63 million in Q1 2011.

Sales in the first quarter of 2011 declined by 8% compared to Q4 2010.  This decline is a result of a reduction in metal sold (silver 14%, lead 17%, and zinc 16%) offset by an increase in realized prices for all metals (silver 19%, lead 8%, and zinc 11%). The reduction in metal sold is explained by a decline in metal production and an inventory build-up equivalent to 6% of production for the period. In addition, in January 2011, copper production which represented 3% of sales in Q4 2010 was discontinued at Caylloma due to a material deterioration in concentrate commercial terms with respect to 2010.

Even though the Company achieved higher sales in Q4 and Q3 2010 as compared to Q2 2010, there was a reduction of  net income primarily as result of the following:   net losses on commodity contracts of $0.73 million in Q4 2010 and $3.18 million in Q3 2010 compared to a gain of $2.90 million in Q2 2010; share-based compensation expense of $0.76 million and $1.22 million in Q4 and Q3 2010, compared to a recovery of $2.40 million in Q2 2010; higher production cash cost of 14% for Q4 and 10% for Q3; and, a write off of deferred exploration costs in Q3 2010 of $0.44 million.

Management’s Discussion and Analysis Page - 4

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Results of Operations

San Jose Mine Construction

Construction Highlights

•	The Company plans to declare the start of commercial operations on September 1st, 2011.
•	Processing plant construction for start up at 1,000 tpd is 100% complete and commissioning is underway.
•	Three stage crushing circuit has been commissioned and a stockpile of crushed ore of 6,500 t had been accumulated up to the third week of July, 2011.
•	Tailings dam has been commissioned and is currently storing water for the process.
•	New 8MW power substation is in operation and sourcing power to the project.
•
Mining of stopes K, L and M commenced in late July 2011. The  production plan is in line to source 520,613 ounces Ag and 4,584 ounces Au or 782,851 ounces Ag Eq* in 2011 and 1.7 million ounces Ag and 15,326 ounces Au or 2.6 million ounces Ag Eq* in 2012.

•	As at the end of June 2011, the mine had built a development ore stockpile of 44,989 tonnes grading 126 g/t Ag and 1.17 g/t Au.
 (*) 2011 Ag Eq based on US$23.60 / oz Ag and US$1,350 / oz Au.  2012 Ag Eq based on US$23.10 / oz Ag and US$1,340 / oz Au.

Construction Update

Processing Plant and Ancillary Facilities

The commissioning of the processing plant is in progress with the mill currently being tested running ore along the full processing circuit.

Construction of ancillary facilities such as the administrative offices, general warehouse and assay laboratory among others is 97% complete.

Underground Mine Development

As of the end of June 2011, the main ramp reached below the 1400 meter elevation and is expected to reach sub-level 1350 by the end of 2011, where production blocks A and B will be prepared.  Production blocks K, L and M have already been prepared for start-up of production in July 2011 at an initial mining rate of 1,000 tpd. Stoping in blocks K and M started in late July 2011 according to plan.

The grade and tonnage in these production areas is consistent with the resource model.

As of June 30, 2011 the mine had built a development ore stockpile of 44,989 tonnes grading 126 g/t Ag and 1.17 g/t Au.

Management’s Discussion and Analysis Page - 5

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Water Sourcing

As of the end of June, make-up water balance for the operation is being met by precipitation captured in the project’s water reservoirs. Final stage negotiations are ongoing to install the remaining two kilometers of the water pipeline from the Ocotlan grey water treatment plant to the mine site.

Power Substation

In April 2011, the 8MW power substation connected to the national power grid and is currently providing power to the project.

Concentrate Sales

The Company has received competitive terms for the sale of silver and gold concentrates from an international concentrate trader and is in the process of closing an agreement for the 2011 estimated production.

Caylloma Ag-Pb-Zn Mine

Caylloma Mine Production				Quarters ended
	30-Jun-11	31-Mar-11	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10	31-Dec-09	30-Sep-09
Tonnes milled	111,992	104,937	112,257	112,886	108,010	101,503	97,989	105,241
Average tons milled per day	1,273	1,206	1,261	1,268	1,227	1,167	1,101	1,182

Silver*
Grade (g/t)	161.57	157.56	159.51	154.56	156.35	167.23	164.26	146.54
Recovery %*	81.65	82.23	83.69	84.59	86.61	87.89	86.32	84.20
Production (Oz)*	474,979	437,123	481,802	474,489	470,310	479,821	446,970	417,571
Lead
Grade (%)	2.28	2.36	2.37	2.27	2.30	2.87	3.14	2.95
Recovery %	93.58	92.40	90.93	91.07	90.71	92.19	93.29	93.23
Production (000's lb)	5,275	5,046	5,338	5,149	4,967	5,920	6,327	6,391
Zinc
Grade (%)	2.80	2.87	2.87	3.10	3.02	3.44	3.43	3.58
Recovery %	89.24	86.56	86.77	87.90	88.03	89.17	89.18	88.58
Production (000's lb)	6,177	5,745	6,158	6,789	6,320	6,869	6,601	7,366
Copper
Production (000's lb)	0	36	213	250	266	296	95	44
Unit Costs
Production cash cost (US$/oz ag)**	(4.42)	(5.36)	(6.58)	(3.13)	(3.83)	(9.84)	(10.67)	(5.38)
Production cash cost (US$/tonne)	63.29	63.73	63.44	60.92	55.47	55.56	51.76	44.92
Unit Net Smelter Return (US$/tonne)	228.77	207.99	185.96	146.97	144.91	174.01	172.79	120.41
* Silver in lead and copper concentrates
** Net of by-product credits

Management’s Discussion and Analysis Page - 6

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Summary of Q2 2011 Mine Production Results:

•	Silver production of 474,979 ounces; 1% increase over Q2 2010;
•	Lead production of 5,275 (‘000’s) pounds; 6% increase over Q2 2010;
•	Zinc production of 6,177 (‘000’s) pounds; 2% decrease over Q2 2010; and,
•	Cash cost per silver ounce, net of by-product credits, negative US$4.42 (refer to Page 11).

Silver production at Caylloma for the first two quarters was 912,102 ounces with mill feed being sourced from the Animas, Bateas and Soledad veins.  The increase in silver production for the quarter compared to the same period last year is mainly explained by higher silver head grades offset by lower metallurgical recovery rates. The latter is the result oxidized material coming from level 6 in Animas vein.

In January 2011, production of copper-silver concentrate was discontinued at Caylloma due to a material deterioration in treatment and refining smelter charges with respect to 2010. The Company is monitoring market conditions to evaluate restarting the circuit.  Copper accounted for 4% of sales in 2010 (2009: 1%).

Cash cost per payable ounce of silver, for the second quarter ended June 30, 2011, was negative $4.42 net of by-product credits compared to negative $3.83 in 2010. The change was mainly attributable to an increase in revenue from by-product credits offset by higher refining charges and cash costs per tonne.  See Page 11 for reconciliation of cash production cost to the cost of sales.

For the second quarter ended June 30, 2011, the cash cost per tonne of processed ore was $63.29 (2010: $55.47).  Starting in the third quarter of 2010 our Peruvian operations have experienced increased cost pressures on labor, contractor tariffs, and industry related services.  We expect these cost pressures to persist throughout 2011.  Cash cost is a non-GAAP measure, see Page 11 for reconciliation of cash cost to the cost of sales.

The new high-grade silver ore shoots that were discovered through the extension of exploration and development drifts from current production areas on the 10th and 12th levels of the Bateas Vein (see press release of April 14, 2011) entered into production in late June.  The exploration drift will continue to be advanced to the northeast to explore for additional high-grade ore shoots.  Raises 308N and 310N have been completed between level 12 (4500m elevation) and level 10 (4620m elevation) confirming the vertical continuity of the high-grade shoots.  Within the ore shoots, the vein ranges up to 2m in width.

Last month, the Company received the approval of the environmental impact study for the construction of a new tailings dam.  The construction of the project involves two stages with: the first planned for conclusion in November 2011; the second one commencing in April 2012; and, planned for conclusion in November of the same year.  The total tailings storage capacity corresponds to 7 years of mine life.

Management’s Discussion and Analysis Page - 7

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Caylloma Mine Concentrates	Quarters ended
	30-Jun-11	31-Mar-11	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10	31-Dec-09	30-Sep-09
Zinc
Opening Inventory (t)	559	258	540	647	340	369	58	64
Production (t)	5,438	5,049	5,467	5,830	5,328	5,666	5,469	6,145
Sales (t)	5,213	4,757	5,749	5,950	5,013	5,707	5,163	6,156
Adjustment (t)	-14	9	0	13	-7	12	4	4
Closing Inventory (t)	771	559	258	540	647	340	369	58
Ag in concentrate (g/t)	113	108	105	100	93	85	95	104
Zn in concentrate (%)	51.52	51.61	51.09	52.83	53.81	54.99	54.75	54.37
Lead
Opening Inventory (t)	515	191	404	525	249	408	75	5
Production (t)	4,244	3,864	3,829	3,626	3,361	4,199	4,490	4,799
Sales (t)	4,298	3,561	4,053	3,751	3,068	4,378	4,162	4,761
Adjustment (t)	9	21	10	4	-17	20	5	33
Closing Inventory (t)	471	515	191	404	525	249	408	75
Ag in concentrate (g/t)	3,481	3,189	1,685	1,490	1,491	1,344	2,365	2,462
Pb in concentrate (%)	56.38	59.23	63.23	64.40	67.04	63.94	63.94	60.43
Copper
Opening Inventory (t)	4	29	44	66	57	46	10	2
Production (t)	0	80	448	496	522	619	207	93
Sales (t)	0	104	464	520	512	621	170	86
Adjustment (t)	0	-1	1	1	0	13	0	0
Closing Inventory (t)	4	4	29	44	66	57	46	10
Ag in concentrate (g/t)	0	15,876	19,056	18,866	18,433	14,982	15,640	12,723
Cu in concentrate (%)	0.00	20.23	21.62	22.87	23.16	21.66	20.72	21.84

Financial Results

During the second quarter ended June 30, 2011 the Company generated net income of $6.20 million (2010: $6.72 million) on operating income of $10.67 million (2010: $9.63 million). The decrease in net income compared to the previous year, in spite of higher sales of $24.27 million (2010: $14.42 million), is mainly explained by selling, general and administrative expenses of $5.33 million (2010: $nil), cost of sales of $9.42 million (2010: $7.51 million), a gain on commodity contracts of $1.44 million (2010: gain $2.90 million), and income taxes of $4.56 million (2010: $2.95 million).

During the six months ended June 30, 2011 the Company generated net income of $10.98 million (2010: $12.44 million) on operating income of $18.74 million (2010: $18.67 million). The decrease in net income compared to the prior year, in spite of higher sales of $45.94 million (2010: $31.80 million), is mainly explained by selling, general and administrative expenses of $8.96 million (2010: $1.99 million), a gain on commodity contracts of $0.43 million (2010: gain $4.64 million), and cost of sales of $18.04 million (2010: $15.43 million).

Management’s Discussion and Analysis Page - 8

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Sales for the second quarter ended June 30, 2011 increased by 68% to $24.27 million (2010: $14.42 million) compared to a year ago. Recorded sales were comprised of $23.28 million of provisional sales plus $2.03 million of mark-to-market (value of provisional sales is adjusted over time as final commodity prices are set in a period subsequent to the date of sale based on a specific quotational period, either one or three months after delivery at the option of the customer) minus $1.04 million of final adjustments in Q2. The sales increase, compared to Q2 2010, is a mainly a result of higher realized prices for silver, lead, zinc of 112%, 24%, and 18%, respectively, and higher lead metal sold of 19%.

For the six months ended June 30, 2011, sales increased by 44% to $45.94 million (2010: $31.80 million), compared to last year.  The increase is mainly a result of higher realized prices for silver, lead, and zinc of 100%, 18%, and 12%, respectively, in spite of lower metal sold for silver, lead and zinc of 4%, 6% and 12% respectively.

Caylloma Mine Metal Sold and Prices	Quarters ended
	30-Jun-11	31-Mar-11	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10	31-Dec-09	30-Sep-09
Silver
Sales (Oz)*	455,777	423,236	494,451	487,408	441,767	471,077	413,607	413,445
Realized Price (US$/Oz)**	36.87	29.89	25.08	17.89	17.36	16.19	16.69	13.81
Weighted Average Price (US$/Oz)***	38.07	31.08	25.96	18.78	18.24	17.05	17.59	14.72
Lead
Sales (000's lb)*	5,368	4,637	5,605	5,261	4,494	6,101	5,757	6,215
Realized Price (US$/lb)**	0.98	0.99	0.92	0.77	0.79	0.87	0.88	0.64
Weighted Average Price (US$/lb)***	1.17	1.18	1.07	0.90	0.92	1.01	1.04	0.88
Zinc
Sales (000's lb)*	5,914	5,445	6,487	6,927	5,923	6,968	6,245	7,318
Realized Price (US$/lb)**	0.80	0.85	0.76	0.64	0.68	0.78	0.64	0.50
Weighted Average Price (US$/lb)***	1.03	1.09	1.04	0.90	0.94	1.04	1.00	0.80
Copper
Sales (000's lb)*	-	52	221	260	252	289	75	38
Realized Price (US$/lb)**	-	2.81	3.25	2.69	2.59	2.57	2.16	1.88
Weighted Average Price (US$/lb)***	-	4.23	3.88	3.24	3.22	3.30	3.17	2.80
Gold
Sales (Oz)*	637	635	696	597	517	600	914	294
Realized Price (US$/Oz)**	1,483.09	1,369.75	1,356.31	1,219.42	1,184.10	1,104.98	1,097.03	955.71
Weighted Average Price (US$/Oz)***	1,493.09	1,379.19	1,362.56	1,225.50	1,190.10	1,111.42	1,105.72	965.34
*      The current and subsequent period may include final settlement quantity adjustments from prior periods.
**    Considers deductions, treatment, and refining charges as applicable. Treatment charges are allocated to the base metals.
         Realized prices are based on provisional sales and are calculated before governmental royalties.
*** Average price for the quarter weighted by monthly metal volume in provisional sales.

Cost of sales, for the second quarter ended June 30, 2011, increased by 26% to $9.42 million (2010: $7.51 million) compared to last year.  The increase is primarily attributable to a 14% higher unit production cash costs and increased throughput of 4%. Refer to Page 7 discussion on cash cost per tonne of treated ore.

Management’s Discussion and Analysis Page - 9

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

For the for the six months ended June 30, 2011, cost of sales increased by 17% to $18.04 million (2010: $15.43 million) compared to last year.  The increase is primarily attributable to a 14% higher unit production cash costs and increased throughput of 4%.

Selling, general and administrative expenses increased by 100%, for the second quarter ended June 30, 2011, to $5.33 million (2010: $nil). The increase is primarily attributable to share-based payments of $1.93 million in 2011 compared to a recovery of $2.44 million in 2010.

For the six months ended June 30, 2011, selling, general and administrative expenses increased by 350% to $8.96 million (2010: $1.99 million). The increase is primarily attributable to share-based payments of $2.38 million in 2011compared to a recovery of $2.44 million in 2010.

	Expressed in $ millions
	Three months ended June 30, Six months ended June 30
	2011	2010	2011	2010
Corporate general and administrative expenses	$2.40	$1.87	$4.54	$3.16
Foreign exchange	(0.04)	(0.12)	0.12	(0.02)
Share-based payments	1.93	(2.44)	2.38	(2.44)
Peruvian subsidiary	0.87	0.69	1.60	1.29
Workers' participation	0.17	-	0.32	-
	$5.33	$-	$8.96	$1.99

Exploration and evaluation costs, for the second quarter of June 30, 2011, increased to $0.32 million (2010: $0.17 million) as the Company pursues its exploration program.

Net gain on commodity contract, for the second quarter ended June 30, 2011, was $1.44 million (2010: gain $2.90 million).  The gain is related to short term contracts used to fix the final settlement price on metal contained in concentrate delivered throughout the period and explained by the rise in silver and base metal prices between April and June 2011. The Company does not use hedge accounting.

Interest income, for the second quarter ended June 30, 2011, increased by 109% to $0.23 million (2010: $0.11 million).  The increase in interest income is primarily attributable to higher interest rates applied to higher cash and cash equivalents.

Interest expense, for the second quarter ended June 30, 2011, increased by 93% to $0.14 million (2010: $0.07 million) compared to a year ago. The increase is primarily attributable to credit facility fees with the Bank of Nova Scotia.

Income taxes, for the second quarter ended June 30, 2011, increased by 55% to $4.56 million (2010: $2.95 million) due to higher income recorded at Bateas.  Income tax provision is comprised of $4.27 million of current and $0.29 million of deferred income tax expense mainly related to our Peruvian operations.

Management’s Discussion and Analysis Page - 10

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Income taxes, for the six months ended June 30, 2011, increased by 27% to $7.97 million (2010: $6.26 million) due to higher income recorded at Bateas compared to the prior year.

Cash cost per silver ounce and cash cost per tonne (non-GAAP measures)

Cash cost per ounce and cash cost per tonne are key performance measures that management uses to monitor performance. In addition, cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. Management believes that certain investors use these non-GAAP measures to evaluate the Company’s performance. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.

The following table presents a reconciliation of cash costs per tonne of processed ore and cash cost per ounce of payable silver to the cost of sales in the condensed Consolidated Statements of Income for the three and six months ended June 30, 2011 and 2010.

Caylloma Mine Cash Cost	Expressed in $'000's		Expressed in $'000's
		YTD		YTD
	Q2 2011	Q2 2011	Q2 2010	Q2 2010

Cost of sales 2, 3	9,422	18,042	7,507	15,427
Add / (Subtract)
Change in concentrate inventory	(4)	559	353	146
Inventory adjustment	-	-	-	-
Workers participation	(852)	(1,573)	(389)	(980)
Depletion and depreciation 2	(1,478)	(3,252)	(1,480)	(2,963)
Cash cost	7,088	13,776	5,991	11,630

Total processed ore (tonnes)	111,992	216,929	108,010	209,513

Cash cost per tonne of processed ore ($/t)	63.29	63.50	55.47	55.51

Cash cost	7,088	13,776	5,991	11,630
Add / (Subtract)
By-product credits 1	(9,624)	(19,047)	(8,090)	(18,609)
Refining charges	541	1,051	386	781
Cash cost applicable per payable ounce	(1,995)	(4,220)	(1,713)	(6,198)

Payable silver ounces	451,230	866,497	446,795	902,625

Cash cost per ounce of payable silver ($/oz)	(4.42)	(4.87)	(3.83)	(6.87)

1 By-product credits as included in the provisional liquidation
2 2010 and 2011 figures in accordance with IFRS
3 includes depletion, depreciation, distribution, community relations, and workers participation

Management’s Discussion and Analysis Page - 11

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Liquidity and Capital Resources

The Company’s cash and cash equivalents as at June 30, 2011 totalled $63.78 million, and short term investments totalled $10.76 million. Working capital amounted to $76.56 million.

During the second quarter ended June 30, 2011, cash generated by operating activities before changes in working capital, income taxes, and interest income (a non-GAAP measure) was $12.22 million (2010: $6.97 million). Changes in working capital amounted to $3.28 million (2010: $0.39 million), and income tax and interest income amounted to $4.47 million (2010: $2.91 million), resulting in cash generated by operating activities of $11.03 million (2010: $4.45 million).

During the six months ended June 30, 2011, cash generated by operating activities before changes in working capital, income taxes, and interest income (a non-GAAP measure) was $23.24 million (2010: $15.77 million). Changes in working capital amounted to $4.37 million (2010: $0.59 million), and income tax and interest income amounted to $7.76 million (2010: $6.22 million), resulting in cash generated by operating activities of $19.85 million (2010: $8.96 million).

Cash generated by operating activities before changes in working capital, income taxes, and interest income (a non-GAAP measure) is calculated as follows (expressed in ‘000’s):

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
OPERATING ACTIVITIES
Net income before income taxes and interest	$10,665	$9,629	$18,742	$18,667
Items not involving cash
Depletion and depreciation	1,504	1,492	3,327	2,990
Discount unwinding	42	41	81	80
Deferred income tax	287	1,515	308	2,652
Share-based payments	1,553	(2,440)	2,004	(2,440)
Unrealized (gain) on commodity contracts	(1,799)	(3,306)	(1,186)	(6,318)
(Gain) loss on disposal of mineral properties, property, plant and
equipment	(31)	4	(53)	107
Accrued interest on loans receivable and payable	(3)	33	12	29
	12,218	6,968	23,235	15,767

Cash consumed by the Company, for the second quarter ended June 30, 2011, in investing activities totalled $8.52 million (2010: $22.51 million) with $21.79 million (2010: $6.85 million) for mineral properties, property, plant and equipment, $2.17 million (2010: $0.02 million) for net receipts on deposits on long term assets, $10.23 million net redemptions (2010: purchases $15.17 million) of short term investments, and payments of VAT of $0.87 million (2010: receipts $0.51 million).

Cash consumed by the Company, for the six months ended June 30, 2011, in investing activities totalled $27.65 million (2010: $21.91 million) with $34.12 million (2010: $11.21 million) for mineral properties, property, plant and equipment, $3.37 million (2010: $nil) for net advances on deposits on long term assets, $10.23 million net redemptions (2010: purchases $10.14 million) of short term investments, receipts of VAT of $0.40 million (2010: receipts $0.57 million), and proceeds on disposal of mineral properties, property, plant, and equipment of $nil (2010: $0.01 million).  The total investment in San Jose amounted to $34.40 million and included $30.84 million for mineral properties, property, plant and equipment, and $3.56 million for deposits on long term assets.

Management’s Discussion and Analysis Page - 12

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

During the second quarter ended June 30, 2011, cash consumed in financing activities totalled $0.18 million (2010: $0.16 million) includes the repayment of long term debt of $0.02 million (2010: $nil), repayment of finance lease obligations of $0.29 million (2010: $0.29 million), offset by cash provided by net proceeds on the issuance of common shares of $0.13 million (2010: $0.13 million).

During the six months ended June 30, 2011, cash consumed in financing activities totalled $0.10 million (2010: provided $40.00 million), repayment of finance lease obligations of $0.56 million (2010: $0.55 million), offset by cash provided by net proceeds on the issuance of common shares of $0.46 million (2010: $31.55 million).

In 2010, the Company entered into a credit agreement with the Bank of Nova Scotia for a $20 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within two and one-half years or before December 2012. The credit facility is secured by a first ranking lien on Bateas and its assets and bears interest and fees at prevailing market rates. No funds were drawn from this credit facility during the period.

The Company has raised funds from two prospectus financings.  The details of the expected use of proceeds and actual use of proceeds are discussed below.

Prospectus February 18, 2010 Closed March 2, 2010
	San Jose Project Financing
	Expressed in CAD $ millions
	Expected Use of Proceeds*	Actual Use of Proceeds**	Variance
Mine development	$6.7	$6.4	$0.3
Processing plant	16.6	20.5	(3.9)
Tailings dam	1.9	4.3	(2.4)
Water and Infrastructure	3.0	2.9	0.1
Energy supply	-	2.5	(2.5)
Construction management	-	1.9	(1.9)
Total	$28.2	$38.5	$(10.3)
*excludes over-allotment
**US CAD FX rate at 1.0

Prospectus December 17, 2010 Closed December 23, 2010
	San Jose Project Financing**
	Expressed in CAD $ millions
	Expected Use of Proceeds*	Actual Use of Proceeds**	Variance
Planned expansion	$14.5	$-	$14.5
Exploration programs	5.5	-	5.5
Working capital	17.7	-	17.7
Total	$37.7	$-	$37.7

*excludes over-allotment
** funds to be utilized post development

Management believes the Company’s cash position, along with its ongoing operation in Caylloma and the credit facility, is sufficient to support the Company’s operating and capital requirements on an ongoing basis. Actual funding requirements may vary from those planned due to further acquisition opportunities. Management believes it will be able to raise equity capital or access debt facilities as required in both the short and long term, but it recognizes the uncertainty attached thereto.

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include obligation to indemnify:

Management’s Discussion and Analysis Page - 13

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

➢
directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;

➢	certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction.

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.

Banco Bilbao Vizcaya Argentaria, S.A., a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas’ mine closure plan, for the sum of $293.  This bank letter of guarantee expires 360 days from December 2010.

Banco Bilbao Vizcaya Argentaria, S.A., has also established bank letters of guarantee totalling $54 to provide an annual guarantee associated with an office lease contract and truck rentals.  These bank letters of guarantee were renewed in June 2011 with expiry 360 days to June 2012.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources that is material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes, other than operating leases.

Related Party Transactions

Refer to Note 9 to the condensed interim consolidated financial statements for related party transactions.

The transactions with related parties are measured at the agreed upon exchange amount, which is the amount of consideration established and agreed upon by the parties. The balances with related parties are unsecured, non-interest bearing, and payable in the normal course of business.

Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The condensed consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the condensed consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods. Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Management’s Discussion and Analysis Page - 14

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

i.	Critical Judgments

•
The analysis of the functional currency for each entity of the Company.  In concluding that the United States dollar (“US$), with the exception of the parent entity and certain holding companies which have a Canadian dollar (“CAD$”) functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

ii.	Estimates

•	The recoverability of amounts receivable which are included in the consolidated statements of financial position;
•
the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•	the carrying value of the short term investments and the recoverability of the carrying value which are included in the consolidated statements of financial position;
•	the determination of net realizable value of inventories on the consolidated statements of financial position;
•
the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•
the determination of mineral reserve, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•	the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;
•
the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•
the provision for income taxes which is included in the consolidation statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•	the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position;
•	the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,
•	the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

Financial Instruments and Related Risks

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.  Refer to Note 15 to the condensed interim consolidated financial statements and the Company’s Annual Information Form filed on Sedar.

Management’s Discussion and Analysis Page - 15

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at August 10, 2011 is 123,349,221 common shares. In addition, a total of 5,497,789 incentive stock options are currently outstanding as follows:

		Exercise
		Price
Type of Security	No. of Shares	(CAD$)	Expiry Date

Incentive Stock Options:	240,000	$1.35	February 5, 2016
	200,000	$2.29	March 30, 2016
	60,000	$1.75	May 8, 2016
	200,000	$1.75	May 22, 2016
	2,500	$0.85	July 5, 2016
	225,000	$1.55	July 5, 2016
	600,000	$1.66	July 10, 2016
	225,000	$1.61	September 13, 2016
	60,000	$0.85	January 11, 2017
	670,000	$2.22	January 11, 2017
	38,000	$0.85	June 27, 2017
	25,000	$0.85	October 24, 2017
	250,000	$2.52	February 5, 2018
	470,000	$0.85	October 5, 2018
	240,000	$0.85	November 5, 2018
	200,000	$0.83	July 6, 2019
	1,792,289	$4.46	June 8, 2014
TOTAL OUTSTANDING OPTIONS	5,497,789

Management’s Discussion and Analysis Page - 16

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

International Financial Reporting Standards (“IFRS”)

Effective January 1, 2011, Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010.

Our IFRS conversion team identified three phases to our conversion: Scoping and Diagnostics, Analysis and Development, and Implementation and Review.

We have now completed our IFRS conversion project through implementation. Review and post-implementation will continue in future periods, as outlined below.

The following outlines our transition project, IFRS transitional impacts and the on-going impact of IFRS on our financial results.

Transitional Financial Impact

Equity Impact

As a result of the policy choices we have selected and the changes we were required to make under IFRS, we have recorded a reduction in our equity of approximately $0.47 million as at June 30, 2010. The table below outlines adjustments to our equity on adoption of IFRS on June 30, 2010, and December 31, 2010 for comparative purposes.

		June 30,	December 31,
Expressed in $ millions	Notes	2010	2010
Shareholders' Equity, Canadian GAAP		$153.34	$206.01
Adjustments:
Effect of foreign exchange on inventory, deposits on long term assets, and mineral
properties, property, plant and equipment	19 a)	(2.38)	(5.34)
Deferred income tax adjustments	19 b)	2.01	1.94
Transfer of accumulated other comprehensive income to retained earnings (deficit)	19 c)	2.90	2.90
Reset accumulated other comprehensive income to zero	19 c)	(2.90)	(2.90)
Adjustment to revise provisions	19 d)	(0.30)	(0.25)
Adjustment for depletion on mineral properties related to provisons	19 d)	0.20	0.23
Total IFRS adjustments to Equity		(0.47)	(3.42)
Equity, IFRS		$152.87	$202.59
Note: There may be differences due to rounding of decimal places

A reconciliation of our comprehensive income under Canadian GAAP and IFRS for the three and six months ended June 30, 2010 and a discussion of the impact of IFRS on our cash flows are provided below.

Management’s Discussion and Analysis Page - 17

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Comprehensive Income Impact

As a result of the policy choices we have selected and the changes we were required to make under IFRS, we have also recorded an increase in our net income of approximately $0.7 million and $1.2 million for the three and six months ended June 30, 2010, respectively. We have recorded an increase in our total comprehensive income of approximately $1.8 million and $0.7 million for the three and six months ended June 30, 2010, respectively.

The following is a summary of the adjustments to comprehensive income for the three and six months ended June 30, 2010 under IFRS (all of which are outlined in the notes to our condensed interim consolidated financial statements):

		Three months ended June 30, 2010			Six months ended June 30, 2010
expressed in $ millions	Notes	CAD GAAP	Effect of Transition to IFRS	IFRS	CAD GAAP	Effect of Transition to IFRS	IFRS
Income for the period		$6.0	$0.7	$6.7	$11.3	$1.2	$12.5
Other comprehensive income (loss)
Transfer of unrealized loss to realized loss upon reduction of net
investment, net of taxes	19 c)	0.6	(0.6)	-	0.6	(0.6)	-
Unrealized gain on translation of functional currency to
reporting currency	19 a)	(2.9)	1.7	(1.2)	(0.2)	0.1	(0.1)
Other comprehensive (loss) income		$(2.4)	$1.1	$(1.3)	0.4	(0.4)	-
Total comprehensive income for the period		$3.6	$1.8	$5.4	$11.7	$0.7	$12.4
Note: There may be differences due to rounding of decimal places

Cash Flow Impact

The adoption of IFRS has had no material impact on the net cash flows of the Company.  The changes made to the Consolidated Statements of Financial Position and Consolidated Statements of Comprehensive Income has resulted in reclassifications of various amounts on the Consolidated Statements of Cash Flows, however there is no net impact on cash and cash equivalents.

Financial Statement Presentation Changes

The transition to IFRS has resulted in financial statement presentation changes in our financial statements, most significantly on the consolidated statement of income.  The changes to the balance sheet relate mainly to the combining of mineral properties, property, plant and equipment and renaming of asset retirement obligations to provisions; future income tax liability to deferred income tax liabilities; and contributed surplus to share option and warrant reserve.

The following is a summary of the significant changes to our consolidated statement of income:

•
expenses by function and nature – our statement of income presents expenses by function.  Accordingly, depreciation, depletion, and accretion are no longer presented as a separate line item on the statement of

Management’s Discussion and Analysis Page - 18

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

income but depreciation and depletion are included in cost of sales. Unwinding of discount is included in interest expense;
•	government royalties to sales from selling, general and administrative expenses;
•	distribution costs to cost of sales from selling, general and administrative expenses;
•	community relation costs to cost of sales from selling, general and administrative expenses;
•	other income and expenses from interest and other income and expenses to selling, general and administrative expenses;
•	exploration and evaluation costs moved from selling, general and administrative expenses;
•	interest expense includes interest on debt financing and unwinding of discount; and,
•	current workers participation from income tax to cost of sales and selling, general and administrative expenses.

The above changes are reclassifications within our statement of income so there is no net impact to our income as a result of these changes.

Control Activities

For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures has been assessed and any changes have been implemented. In addition, controls over the IFRS changeover process have been implemented, as necessary. We have identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. We have completed the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies. We applied our existing control framework to the IFRS changeover process. All accounting policy changes and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Business Activities and Key Performance Measures

We have assessed the impact of the IFRS transition project on our financial covenants and key ratios. The transition did not significantly impact our covenants and key ratios that have an equity component.

We have also reviewed the impact of the IFRS transition project on our compensation arrangements. We have identified compensation arrangements that are calculated based on indicators in our financial statements. We are continuing to work with our Human Resources department to ensure that all compensation arrangements incorporate indicators from our financial statements prepared under IFRS in accordance with our compensation policies.

Information Technology and Systems

The IFRS transition project did not have a significant impact on our information systems for the convergence periods. We also do not expect significant changes in the post-convergence periods.

Management’s Discussion and Analysis Page - 19

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Review

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. We note that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that we have selected. In particular, we expect that there may be additional new or revised IFRSs or IFRICs in relation to consolidation, joint ventures, financial instruments, hedge accounting, discontinued operations, leases, employee benefits, revenue recognition and stripping costs in the production phase of a surface mine. We also note that the International Accounting Standards Board is currently working on an extractive industries project, which could significantly impact our financial statements primarily in the areas of capitalization of exploration costs and disclosures. We have processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

Other Risks and Uncertainties

There have been no major changes from the reported risks factors outlined in the Annual Information Form dated March 24, 2011.

Controls and Procedures

Disclosure Controls and Procedures

The Company evaluated the effectiveness of the design and operation of the disclosure controls and procedures, as of June 30, 2011, under the supervision of the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”). Based on the results of this evaluation the CEO and the CFO have concluded that such disclosure controls are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with the applicable securities laws.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with Canadian generally accepted accounting principles.

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Discussion and Analysis Page - 20

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Outlook

The updated outlook is based on the mineral reserves reported in the Company’s release dated April 12, 2011.

2011 - 2019 San Jose Mine Plan (refer to release dated June 1, 2011)

The increase of the start-up production rate from 750 tpd to 1,000 tpd at San Jose has been made possible by recent underground development accessing approximately 255,000 tonnes of resources above level 1400, the first production level. The updated mine plan allows for an increase in the production and treatment rate to 1,500 tpd  by the third quarter of 2013, two and a half years ahead of the prefeasibility study released in April 2010.

San Jose Mine’s Production Schedule Breakdown
	2011	2012	2013	2014	2015	2016	2017	2018	2019	Total
Tonnes (milled)	120,000	360,000	422,300	540,000	540,000	540,000	540,000	540,000	168,719	3,771,019
Ag grade (g/t)	153	169	185	196	204	211	233	215	196	202
Au grade (g/t)	1.32	1.47	1.51	1.47	1.51	1.57	1.79	1.76	1.59	1.58
Ag recovery (%)	88	88	88	88	88	88	88	88	88	88
Au recovery (%)	90	90	90	90	90	90	90	90	90	90
Ag production (oz)	520,613	1,726,134	2,206,967	2,993,336	3,120,446	3,228,191	3,553,770	3,286,027	933,358	21,568,842
Au production (oz)	4,584	15,326	18,429	23,004	23,607	24,579	27,987	27,527	7,771	172,815

San Jose Mine Projected Operating Cost and Life of Mine Capital Expenditure
	2011	2012	2013	2014	2015	2016	2017	2018	2019
Total Cash Cost per Tonne (US$/t)	51	50	45	43	44	43	43	43	56
CAPEX (US$M)	5.7	13.4	21.4	13.1	8.4	6.9	7.0	5.9	5.8

Consolidated Production Forecast for the Period 2011 - 2015 (refer to release dated June 1, 2011)
	2011	2012	2013	2014	2015
Silver (million oz)	2.4	3.7	4.1	4.9	4.9
Gold (oz)	7,368	18,041	21,143	25,948	27,083
Zinc (lbs)	22,387,109	23,227,528	21,934,455	22,559,726	19,745,217
Lead (lbs)	16,011,069	16,615,757	15,863,412	16,152,207	14,196,226

Management’s Discussion and Analysis Page - 21

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Cautionary Statement on Forward-Looking Information

Certain statements contained in this MD&A and any documents incorporated by reference into this MD&A constitute forward-looking statements and forward-looking information. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:
•	estimates of mineral reserves and mineral resources to the extent that they involve estimates of the mineralization that will be encountered if the property is developed;
•	timing of the completion of construction activities at the Company’s properties and their completion on budget;
•	production rates at the Company’s properties;
•	cash cost estimates;
•	timing to achieve full production capacity at the Company’s properties;
•	timing for completion of infrastructure upgrades related to the Company’s properties;
•	timing for delivery of materials and equipment for the Company’s properties; and
•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A which may prove to be incorrect, include, but are not limited to, (1) that all required third party contractual, regulatory and governmental approvals to the Offer will be obtained for the development, construction and production of its properties, (2) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (3) permitting, development, expansion and power supply proceeding on a basis consistent with the Company’s current expectations; (4) currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for silver, lead, zinc and copper; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; (8) the accuracy of the Company’s current mineral resource and reserve estimates; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; and (10) assumptions made and judgments used in engineering and geological interpretation.

In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral

Management’s Discussion and Analysis Page - 22

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the second quarter ended June 30, 2011
(Dollar amounts expressed in US dollars, unless otherwise indicated)

processing; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico, the United States, Peru or other countries in which the Company does or may carry on business; the possibility of cost overruns or unanticipated expenses; fluctuations in silver, lead, zinc and copper prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency exchange rate fluctuations; competition; and other risks and uncertainties, including those described in the Risks and Uncertainties section in the MD&A and in the Risk Factors section in the Company’s Annual Information Form for the financial year ended December 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this MD&A. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management’s Discussion and Analysis Page - 23